

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2012

<u>Via E-mail</u>
Mr. Dale S. Scales
Armor Technologies LLC
202 Champions Point Way
Cary, North Carolina 27513

> **Re: American Defense Systems, Inc.**
> **Soliciting Material filed by Armor Technologies LLC et al.**
> **Filed on January 31, 2012**
> **File No. 001-33888**

Dear Mr. Scales:

We have reviewed your letter dated February 13, 2012 submitted in response to our letter dated February 3, 2012 and have the following additional comment.

<u>General</u>

1. We note your response to prior comments 2 and 3. Please tell us the nature of Mr. Piscitelli's involvement with the participants in the solicitation. We understand the legal conclusions you have reached, but your response does not provide any factual basis for those conclusions.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        John S. West, Esq.
        Troutman Sanders LLP